

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2014

Via Email
Matthew C. Los
Chief Executive Officer
Aquasition Corp.
C/o Seacrest Shipping
8-10 Paul Street
London EC2A 4JH, England

> **Re:**   **Aquasition Corp.**
> **Schedule TO-I/A filed July 18, 2014**
> **File No. 005-87040**

Dear Mr. Los:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO filed July 18, 2014

Exhibit (a)(5)(B) Investor Presentation dated July 2014

1. We note your response to prior comments one and nine from our letter dated July 17, 2014 and your statement that the disclosed plan to double your store count requires the use of proceeds from the transaction. Please disclose the amount of proceeds you assume you will receive from the transaction and provide us with the basis for such assumption. In this regard we note the possibility that you will receive less than $10 million, as highlighted in response to comment one.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact Christina Chalk at (202) 551-3263 if you have questions specific to the tender offer rules. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

Cc: Giovanni Caruso
       Loeb & Loeb LLP